Exhibit 99.19
NEWS RELEASE
Update Regarding Early Warning Report
November 26, 2007 — This is an update to the last early warning report filed by Framfield Oil and Gas Ltd. (“Framfield”). Framfield has recently completed a dividend to its shareholders of all of the common shares (the “Shares”) it owned in Petroflow Energy Ltd. (TSXV: PEF) as part of a process of winding up its operations. As a result of the dividend, Framfield has reduced its ownership of Shares from 13.2% to 0%. Following the dividend, one of Framfield’s shareholders granted to Framfield control over voting rights of 841,221 of the Shares owned by that shareholder, representing 2.9% of Petroflow’s outstanding Shares. An early warning report in respect of this transaction will be filed on SEDAR.